Algonquin Power & Utilities Corp. Receives Approval for Construction of 600 MW of Wind Generation in Missouri and Kansas

OAKVILLE, Ontario– June 20, 2019 – Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE:AQN) is pleased to announce that its regulated utility business, Liberty Utilities, today received certificates of convenience and necessity (“CC&N”) to acquire, once completed, three wind farms generating up to 600 megawatts of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri and in Neosho County, Kansas. Collectively these projects are referred to as the Customer Savings Plan.
Receipt of the CC&N allows construction to commence on the three wind generation sites. Construction of the wind farms is expected to begin in the third quarter of 2019 and to be completed by the end of 2020. The Customer Savings Plan is expected to result in the investment of more than U.S. $1.1 billion, while reducing energy costs for customers over the life of the project.
“The receipt of the CC&Ns is an important milestone in the implementation of the Customer Savings Plan,” said Ian Robertson, Chief Executive Officer of APUC. “The addition of 600 MW of wind energy to displace fossil-based energy sources will not only provide cost-saving benefits to our Midwest electric utility customers but will also deliver other significant economic and environmental benefits. Initiatives such as the Customer Savings Plan are important in the transition of our supply mix to clean energy sources and underpin APUC’s commitment to contribute meaningfully to a sustainable energy future.”

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction. APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "intends", “estimates” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to expectations regarding: commencement and completion of construction of the wind projects comprising the Customer Savings Plan; the anticipated capital investment and effect on Empire’s rate base; and expected customer savings and environmental benefits. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements.

Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500